[ENERNOC LETTERHEAD]
October 7, 2011
Via Edgar Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Stephen Krikorian Accounting Branch Chief

Re:	EnerNOC, Inc. Form 10-K for the year ended December 31, 2010 Filed March 1, 2011 File No. 001-33471
Ladies and Gentlemen:
     On behalf of EnerNOC, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated September 28, 2011, from Mr. Stephen Krikorian, Accounting Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Annual Report”). The 2010 Annual Report was filed with the Commission on March 1, 2011.
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the year ended December 31, 2010
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Significant Accounting Policies
Revenue Recognition, page F-17
     Comment:
1.	We note that you have received substantially all of your revenues from electric power grid operators and utilities, and that you share such payments with your

EnerNOC, Inc.
October 7, 2011

C&I customers. Please tell us how you determined that gross reporting is appropriate for your demand response revenues. In this respect, provide us with a detailed analysis of how you considered each of the indicators or factors set forth in ASC 605-45-45.
Response:
The Staff is supplementally advised that the Company evaluated the factors under ASC 605-45-45 and concluded that revenues from its arrangements with electric power grid operators and utilities should be reported based on the gross amount billed to these customers and that the amounts paid to the Company’s commercial, institutional and industrial end-users of energy, or C&I customers, should be reported as a cost of revenues. Based on the evaluation, the Company determined that it earns revenue (as a principal) from the delivery of services to these customers. The following represents a summary of the Company’s evaluation of the indicators of gross revenue reporting as outlined in ASC 605-45-45:

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
Indicators of Gross Revenue Reporting

1. The company is the primary obligor in the arrangement	The Company provides its demand response services directly to electric power grid operators and utilities (1) under long-term contracts or (2) pursuant to open market programs to provide emergency generation capacity or load reduction and contracts separately with its C&I customers to deliver such services. The Company is responsible for (1) the identification of C&I customers, (2) installation of generating equipment, (3) construction of installed load control or load reducing equipment and (4) implementation of metering and verification plans at each of the C&I customer locations contracted by the Company for load reduction or	Gross

EnerNOC, Inc.
October 7, 2011

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
emergency generation capacity. The contracts and open market program tariffs specifically note that the electric power grid operators and utilities do not have any direct involvement with C&I customers and that the Company is responsible for ensuring that each C&I customer can meet the criteria of the applicable contract or open market program tariffs.

In most cases, the Company is responsible for posting financial assurance to the electric power grid operators and utilities prior to commencement of the service delivery period to assure timely delivery of committed capacity. The Company does not receive financial assurance from its C&I customers.

In the event of a shortfall in delivered committed capacity, the Company is responsible for penalties assessed by the electric power grid operator or utility, without regard for any recourse the Company may have with its C&I customers.

The Company manages all interaction with the electric power grid operators and utilities. C&I customers do not interact with the electric power grid operators or utilities in connection with these programs.

The Company works directly with the electric power grid operators and utilities and, in certain cases through the installation of the equipment and

EnerNOC, Inc.
October 7, 2011

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
software discussed above, directly initiates the load reduction at a C&I customer’s facility.

2. The company has general inventory risk (before customer order is placed or upon customer return)	As these are service arrangements, there is no general inventory risk. Nonetheless, as further discussed below, the Company assumes risk of payment to C&I customers with no assurance of payments from electric power grid operators and utilities. This circumstance represents a similar risk of loss as contemplated by a general inventory risk in criterion 2. Prior to entering into long-term contracts or participating in open market programs with electric power grid operators and utilities, the Company generally does not enter into contracts with C&I customers for the supply of energy capacity curtailment. In the event the Company is unable to meet the minimum energy capacity curtailment requirements of its arrangements with the electric power grid operator or utility, the Company may not receive payments from the electric grid operator or utility, but may still be required to pay the C&I customers for the supply of energy capacity curtailment that the C&I customer actually delivered.	Gross

In addition, the Company incurs costs related to installation of generating equipment, construction of installed load control or load reducing equipment and implementation of metering and verification plans and such costs are

EnerNOC, Inc.
October 7, 2011

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
incurred prior to any performance by a C&I customer and are not recoverable if a C&I customer does not perform.

Therefore, the Company does not believe that this criteria is applicable with respect to its service arrangements.

3. The company has latitude in establishing price	Under the Company’s long-term contracts with electric power grid operators and utilities, price is negotiated through the contract proposal and contracting process. Pursuant to the open market programs in which the Company participates, price is determined through a capacity auction that the Company and other capacity providers participate in. The Company’s committed capacity payments are established either as a result of the negotiated price or open market process, as applicable, and the Company then negotiates capacity payments separately with each of its C&I customers. The Company reserves complete discretion in setting the amounts it pays to its C&I customers. Furthermore, the amount that the Company earns from the electric power grid operator or utility upon a demand response event is not fixed because such amount is usually based on the market price of energy at the time the energy capacity curtailment occurs and the actual energy delivered or curtailed. The amount paid to the C&I customers for the actual energy curtailment is established through separate negotiation with the C&I customers	Gross

EnerNOC, Inc.
October 7, 2011

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
at the outset of the arrangement with the C&I customers.

4. The company changes the product or performs part of the service	The Company does not change the product supplied to the electric power grid operator or utility as the only product supplied is reduced capacity by C&I customers. However, the Company does perform part of the service to the electric power grid operator or utility. The Company provides the generators and metering equipment to certain of its C&I customers that may be used to respond and deliver to energy capacity curtailment requests. Upon notification from the electric power grid operator or utility, the Company’s network operations center sends communications to C&I customer sites to initiate an agreed upon energy curtailment reduction plan, continues to monitor the C&I customer sites’ curtailment and provides coaching to such C&I customers based on such C&I customer’s unique infrastructure. In addition, in certain instances, the Company’s network operations center will also send commands to control units at C&I customer sites in the selected region. Within minutes backup generators will be switched on, overhead lighting dimmed or system usage reduced. Furthermore, part of the service is overall monitoring, data gathering and measurement of performance, which is performed by the Company through its internal systems and is provided to the electric power grid	Gross

EnerNOC, Inc.
October 7, 2011

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
operator or utility to document performance of the C&I customers. Finally, the electric power grid operator or utility does not have direct contracts with the C&I customers and the demand can only be reduced at all the locations within the requested time through the technology provided by the Company.

5. The company has discretion in supplier selection	The Company has complete discretion in determining the supplier (C&I customer) to provide the energy curtailment services. As part of the Company’s arrangements with electric power grid operators or utilities, the Company has discretion to determine which persons or entities it will contract with for load reduction or emergency generation capacity, provided that the C&I customer is located in the same region as the electric power grid operator or utility.	Gross

6. The company is involved in the determination of product or service specifications—	The Company assists in developing comprehensive and customer-specific solutions. This allows the Company to maximize demand response, price response, and demand side management benefits. For example, based on the committed capacity, the Company will work with the C&I customer to determine whether it would be more efficient for the C&I customer to provide load reduction or emergency generation to meet the needs of the electric power grid operator or utility.	Gross

7. The company has physical loss inventory risk (after customer order or during shipping)	Refer to discussions above under No. 2 regarding “general inventory risk.”	Not applicable

EnerNOC, Inc.
October 7, 2011

Indicator
of “Gross”
or “Net”
Indicators Noted within		Revenue
ASC 605-45-45	Discussion	Reporting
8. The company has credit risk	The Company bears the credit risk under its arrangements with electric power grid operators and utilities. Payments are made by the electric power grid operator or utility to the Company (1) under long-term contracts or (2) pursuant to open market programs. The Company must pay the amounts owed to the C&I customers, regardless of whether the amounts are collected from the electric power grid operator or utility. In addition, as discussed above, in most cases, the Company is responsible for posting financial assurance to the electric power grid operators and utilities prior to commencement of the service delivery period to assure timely delivery of committed capacity. The Company does not receive financial assurance from its C&I customers and therefore, the Company bears the risk of loss with respect to financial assurance.	Gross
The Company believes that based on the terms of its long-term contracts and pursuant to the open market programs with both electric power grid operators and utilities, and the Company’s contracts with its C&I customers, the evaluation of the factors under ASC 605-45-45 requires gross revenue reporting. The Company is the primary obligor under its arrangements with electric power grid operators or utilities, which ASC 605-45-45 notes is a strong indicator of gross revenue reporting.
Exhibit Index
     Comment:
2.	We note your disclosure that during the years ended December 31, 2010, 2009 and 2008, revenues generated from sales to PJM accounted for 60%, 52% and 28%, respectively, of your total revenues. In addition revenues generated from two fixed price contracts with, and open market sales to ISO-NE accounted for

EnerNOC, Inc.
October 7, 2011

18%, 29% and 36%, respectively, of your total revenues for the years ended December 31, 2010, 2009 and 2008. It does not appear that you have filed any agreements with PJM or ISO-NE as exhibits. Please provide us with an analysis supporting your apparent conclusion that Item 601(b)(10) of Regulation S-K is inapplicable, or file the agreements as exhibits and revise your disclosure to describe the material terms of the agreements.
     Response:
The Staff is supplementally advised that, as disclosed by the Company in the 2010 Annual Report and previous annual reports on Form 10-K filed with the Commission, the Company currently provides its demand response services to electric power grid operators and utilities (1) under long-term contracts or (2) pursuant to open market programs. An open market program is administered by an Independent System Operator (“ISO”) or a Regional Transmission Organization (“RTO”), subject to jurisdiction and oversight by the Federal Energy Regulatory Commission (“FERC”). In addition to overseeing the daily system operations and long-term planning functions of an electric power grid, ISOs and RTOs are tasked by FERC with operating fair and efficient wholesale electricity markets and programs, including those for demand response. In order to participate in an open market program, an entity offering demand response must meet the minimum participation criteria for membership with the ISO or RTO as outlined in the public transmission tariffs and does not enter into a bilateral agreement with an ISO or RTO. The demand response programs offered by PJM and ISO-NE under which the Company currently participates are open market programs governed by public tariffs. The Company does not currently have any long-term bilateral contracts with PJM or ISO-NE.
PJM
With respect to the disclosure referenced above and set forth on pages 12 and 38 of the 2010 Annual Report that “during the years ended December 31, 2010, 2009 and 2008, revenues generated from sales to PJM accounted for 60%, 52% and 28%, respectively, of [the Company’s] total revenues,” the Company respectfully advises the Staff that all such revenues were generated under open market programs. None of the revenues generated from sales to PJM in 2010, 2009 and 2008 were generated pursuant to long-term contracts.
ISO-NE
With respect to the disclosure referenced above and included on pages 12 and 38 of the 2010 Annual Report that revenues generated from two fixed price contracts with, and open market sales to, ISO-NE accounted for “18%, 29% and 36%, respectively of [the Company’s] total revenues for the years ended December 31, 2010, 2009 and 2008,” the Company respectfully advises the Staff that the reference to “two fixed price contracts”

EnerNOC, Inc.
October 7, 2011

refers only to a very small portion of revenue received in 2008. All of the revenues generated from sales to ISO-NE in 2010 and 2009 were pursuant to open market programs. Of the 36% of the Company’s total revenues in 2008 attributable to ISO-NE, only approximately 2% of the Company’s total revenues were derived from the two fixed price contracts with ISO-NE, both of which expired on May 31, 2008, and approximately 34% of the Company’s total revenues were derived from open market programs. The Staff is supplementally advised that prior to their expiration, these two fixed price contracts were filed pursuant to Item 601(b)(10) of Regulation S-K with the Commission as exhibits to the Company’s Registration Statement on Form S-1, as amended, filed with the Commission on March 28, 2007 as exhibits 10.19 and 10.20, respectively, and incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on March 28, 2008.
Long-Term Contracts
While the Company is a party to long-term contracts with other electric power grid operators and utilities, all such contracts are made in the ordinary course of the Company’s business. In addition, no such contract is a contract upon which the Company’s business is currently substantially dependent.
The Company acknowledges its obligations to review contracts with grid operators, utilities and other customers to determine if there are any that exist that may need to be filed in future filings as exhibits to the extent they are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
*     *     *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

EnerNOC, Inc.
October 7, 2011

     Management hopes that the above responses will be acceptable to the Commission. Please do not hesitate to call Laurie Harrison, Deputy General Counsel of the Company, at (617) 532-8127 with any questions regarding this letter. Thank you for your time and attention.
Very truly yours,
/s/ Timothy G. Healy
Timothy G. Healy
Chairman of the Board and Chief Executive Officer